Exhibit 4.1

ASSET PURCHASE AGREEMENT

by and among

TRACKER ACQUISITION, INC.

(as Purchaser),

OPEL SOLAR, INC.

(as Seller),

and

OPEL TECHNOLOGIES, INC.

(as Seller Parent)

dated as of the 14th day of December, 2012

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 14th day of December, 2012 by and among (i) TRACKER ACQUISITION, INC., a Delaware corporation (“Purchaser”), (ii) OPEL SOLAR, INC., a Delaware corporation (the “Seller”), and (iii) OPEL TECHNOLOGIES, INC., an Ontario corporation (“Seller Parent”, and together with the Seller, the “Purchaser Indemnitors”).

Recitals

The Seller is engaged in the business of designing, manufacturing, marketing, selling and distributing solar power tracker products and components, and the software that enables such solar tracker system to run efficiently (the “Business”).

The Seller desires to sell, and Purchaser desires to purchase, certain of the assets of the Seller used by the Seller in connection with the operation of the business of designing, manufacturing, marketing, selling and distributing single axis solar power tracker products and components, and the software that enables such solar tracker system to run efficiently (the “Single Axis Tracker Business”), all upon the terms and subject to the conditions hereinafter set forth.

Agreements

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, agreements, representations and warranties hereinafter set forth and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

Definitions

“Accounts Payable List” means the list attached hereto as Schedule 1.2 of creditors to be paid at or prior to closing pursuant to Section 3.5 (a) hereof.

“Action” means any claim, demand, action, cause of action, chose in action, right of recovery, right of set-off, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity (including, but not limited to, rights to insurance proceeds and rights under and pursuant to all warranties, representations and guarantees made by customers of the Seller or suppliers of products, services and materials or equipment to the Seller) pertaining to or arising out of the Business and inuring to the benefit of the Seller.

“Affiliate” of any person or entity shall mean any person or entity controlling, controlled by or under common control with such person or entity.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Company Products” means the products created by or on behalf of the Seller or the Business and sold to third parties, including products which may or may not incorporate any third party components that are licensed to the Seller from a third party, but excluding any third party products or components that the Seller resells without incorporation in such products.

“Employee Benefit Plan” shall mean any employee benefit plan, within the meaning of Section 3(3) of ERISA maintained or contributed to by the Seller or any ERISA Affiliate, for the benefit of employees of the Business.

“Environmental Laws” means all applicable federal, state or local laws, ordinances, rules or regulations (including the rules and regulations of the federal Environmental Protection Agency and comparable state agency) relating to the protection of human health or the environment.

“ERISA” shall mean, collectively, the Employee Retirement Income Security Act of 1974, as amended, any successor statute of similar import, and the rules and regulations promulgated thereunder, as currently in effect.

“GAAP” means generally accepted accounting principles, as adopted in the United States, consistently applied.

“Governmental Entity” means any federal, state, regional, provincial, county, city, municipal, whether foreign or domestic, court, arbitrator or other tribunal, or governmental, regulatory, legislative or administrative body.

“Indebtedness” shall mean, with respect to the Seller (a) any obligation of such Person for borrowed money together with all prepayment premiums or penalties and other amounts with respect to such indebtedness prepaid or becoming due as a result of this transaction, (b) any unpaid interest and bank fees owing on any such indebtedness described in clause (a), (c) obligations in respect of capitalized leases (calculated in accordance with GAAP), (d) all indebtedness or Liabilities of the types referred to in the preceding clauses (a) through (c) of any other Person secured by any Lien on any assets of Seller, even though Seller has not assumed or otherwise become liable for the payment thereof, and (e) any payment obligation under any existing interest rate, foreign exchange or other swap, hedge, or other financial derivative instruments or agreement entered into by Seller.

“Intellectual Property” means all of the following and similar intangible property and related proprietary rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered, unregistered or arising by Laws and Regulations, and all registrations and applications for registration of such trademarks, including intent-to-use applications, and all issuances, extensions and renewals of such registrations and applications; (b) internet domain names, whether or not trademarks, registered in any generic top level domain by any authorized private registrar or Governmental Entity; (c) original works of authorship in any medium of expression, whether or not published, all copyrights (whether registered, unregistered or arising by Laws and

Regulations), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications; (d) confidential information, formulas, designs, devices, technology, research and development, compositions and trade secrets; (e) inventions, methods, designs, and processes, whether or not patentable and whether or not reduced to practice; (f) patents and patent applications, including but not limited to all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, re-examinations and renewals of such patents and applications; (g) business know-how, whether or not secret in nature, and all rights therein, and all means of accessing such know-how, which means of access shall include information as to the whereabouts of former employees who may possess such know-how; and (h) all rights in and to computer software in whatever form or format, utilized in the Business, and including those programs and source codes utilized in operation of the solar tracker system designed to transfer information from light and other sensors, to direct the driving of the motors, to coordinate the flow of information, and otherwise; such rights shall specifically include know-how and means of access thereto.

“Intellectual Property Licenses” means all licenses, sublicenses and other agreements by or through which other Persons, including Seller’s Affiliates, grant Seller exclusive or non-exclusive rights or interests in or to any Intellectual Property that is used in or in connection with the Business as currently conducted.

“Inventory” shall mean salable single axis tracker component inventory purchased for use in the Single Axis Tracker Business, whether classified as raw materials, works-in-process, or finished components, and whether stored in corporate offices, warehouse facilities, at vendors’ facilities or elsewhere as listed on Schedule 2.1(a).

“Knowledge of the Seller” or any other similar knowledge qualification, means the actual or constructive knowledge of any person identified on Schedule 1.1, after due inquiry. For this purpose, an individual will be deemed to have knowledge of a particular fact or other matter if a prudent individual could be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonably comprehensive investigation regarding the accuracy of any representation or warranty contained in this Agreement.

“Laws and Regulations” means all laws, statutes, ordinances, rules, regulations, policies, and Orders of any Governmental Entity.

“Liabilities” means any and all debts, liabilities, obligations or commitments of any kind or nature, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, disputed or undisputed, liquidated or unliquidated or determined or determinable, including, without limitation, all trade obligations, obligations for professional services and expenses, obligations of Subsidiaries or former Subsidiaries, obligations to employees or former employees for deferred wages, salaries, commissions and expense reimbursements, those arising under any Laws and Regulations (including, without limitation, any Environmental Law), Action or Order, Liabilities for Taxes and those Liabilities arising under any Seller Contract.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, prospects, condition (financial or otherwise) or assets of the Business, (b) the value and/or reputation of the Purchased Assets or the Business to the Purchaser, (c) the ability of Seller to consummate the transactions contemplated hereby on a timely basis, or (d) the ability of the Seller or Seller Parent to continue as a going concern.

“Order” shall mean any judgment, order, writ, injunction, ruling, stipulation, determination, award or decree of or by, or any settlement under the jurisdiction of, any Governmental Entity.

“Permitted Liens” means (a) statutory liens of carriers, warehousepersons, mechanics and material persons incurred in the ordinary course of business for sums not yet due and payable, (b) easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case, which do not interfere with the conduct of the Business in the ordinary course and do not materially detract from the value of the property upon which such encumbrance exists, (c) liens for Taxes not yet due and payable, and (d) liens, assessments and governmental charges not yet due and payable; and with respect to each of clauses (a) through (d), none of which individually or in the aggregate would materially impair the Purchased Assets or Purchaser’s operation of the Business as currently conducted.

“Post-Closing Tax Period” means any Tax period (or portion thereof) ending after the Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Registered Intellectual Property” means all Intellectual Property that is subject to any issuance, registration, application or other filing by, to or with any Governmental Entity or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Related Agreements” shall mean (i) the Bill of Sale, (ii) Assignment and Assumption Agreement, and (iii) the IP Assignment Agreement.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Restricted Business” means the business of designing, manufacturing, marketing, selling, installing and distributing solar power tracker products, components, systems and related services.

“Settlement Agreements” means the closing deliverable of the Settlement with Release and Waiver of Claims agreements to be entered into by each of the creditors listed on the Accounts Payable List that has not been paid in full as of Closing.

“Subsidiary” means any corporation or other organization, whether incorporated or unincorporated, of which (i) at least 25% of the securities or other interests having by their terms (A) ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or (B) the right to appoint the manager, general partner, or other person(s) controlling the management of such organization are directly or indirectly owned or controlled by the Seller (or other specific Person) or by any one or more of its Subsidiaries, or by the Seller (or other specific Person) and one or more of its Subsidiaries or (ii) the Seller (or other specific Person) or any other Subsidiary of Seller (or other specific Person) is a general partner or managing member.

“Tax” (and with the corresponding meaning “Taxes” and “Taxable”) means any and all federal, state, local or foreign taxes, charges, fees, levies, deficiencies or other assessments of whatever kind or nature including, without limitation, all net income, alternative or add-on minimum, gross income, profits, gross receipts, excise, lease, service, escheat, real or personal property, sales, value-added, ad valorem, capital, paid-up capital, withholding, social security, retirement, employment, unemployment, minimum, estimated, severance, stamp, property, occupation, environmental, windfall profits, use, service, net worth, payroll, franchise, license, gains, customs, transfer, recording and other taxes, customs duty, fees, assessments or charges of any kind whatsoever, including any Liability incurred or borne as a transferee or successor, by contract, or otherwise (including, without limitation, pursuant to any Tax sharing, indemnity, or similar agreement or arrangement), together with any interest, penalties or additions thereto.

“Tax Return” means any return, declaration, report, claim for refund, information return, or statement, and any schedule, attachment, or amendment thereto, including without limitation any consolidated, combined or unitary return or other document (including any related or supporting information), filed or required to be filed by any taxing authority in connection with the determination, assessment, collection, imposition, payment, refund or credit of any federal, state, local or foreign Tax or the administration of the Laws and Regulations relating to any Tax.

“Territory” means worldwide.

The following additional terms are defined in the Sections of this Agreement set forth after the respective term below:

DEFINITIONS

Accounts Payable List	Article 1
Agreement	Preamble
Allocation Statement	3.3
Apportioned Obligations	7.5
Aquarion Agreement	2.2(a)
Assignment and Assumption Agreement	3.5(j)
Assumed Liabilities	2.3
Basket	8.6
Bill of Sale	3.5(g)
Business	Recitals
Claims	8.4
Closing	3.4
Closing Date	3.4
Contracts	4.13(a)
Excluded Assets	2.2
Excluded Contracts	2.2(a)
Hazardous Substance	4.9(c)
Indemnification Notice	8.4
Indemnitee	8.4
Indemnitor	8.4
IP Disputes	4.10(b)(ix)
IRS	7.5(d)
Liens	2.1
Losses	8.1
Non-Assumed Liabilities	2.4
Opel Vendors	7.8
Permits	4.9(a)
Plainville Agreement	2.2(a)
Premises	4.9(b)
Purchase Price	3.1
Purchase Price Allocation	3.3
Purchased Assets	2.1
Purchased Contracts	2.1(b)
Purchased Equipment	2.1(g)
Purchased Intellectual Property	2.1(d)
Purchased Inventory	2.1(a)
Purchaser	Preamble
Purchaser Indemnitors	Preamble
Restricted Period	7.3(a)
Seller	Preamble
Seller Parent	Preamble
Side Letter	3.4
Solvent	4.7
Special Matters	8.3
Survival Period	8.3
Third Party Auditors	3.3
Transaction Expenses	9.1

ARTICLE 2

Purchase and Sale of Assets

Section 2.1                     Purchased Assets. Subject to the terms and conditions set forth in this Agreement, the Seller agrees to sell, convey, assign, transfer and deliver to Purchaser and Purchaser agrees to purchase from the Seller at the Closing (as defined below), all right, title and interest in and to the following assets that are used in, or otherwise relate to, the Single Axis Tracker Business, including those listed below wherever located (collectively, the “Purchased Assets”) free and clear of all security interests, mortgages, liens, offsets, recoupments, pledges, charges, rights of first refusal or purchase options, claims, third party interests, restrictions and encumbrances of any nature whatsoever other than the Permitted Liens (collectively, the “Liens”):

(a)                                 all Inventory (including raw materials, work-in-process and finished goods) of the Single Axis Tracker Business listed on Schedule 2.1(a) (the “Purchased Inventory”);

(b)                                 those certain customer, supplier and vendor agreements, open quotes and requests for proposal of the Seller related to the Single Axis Tracker Business, including all related open purchase orders, sales orders, open quotes and requests for proposal existing as of the Closing Date, and all other contracts, if any, all as listed on Schedule 2.1(b) hereto (this clause (b), collectively, the “Purchased Contracts”);

(c)                                  all future profits and revenues associated with any Purchased Contracts, including, if applicable, any future rights to governmental credits;

(d)                                 all Intellectual Property used by or necessary in connection with the Single Axis Tracker Business , including patents, patent applications, and copyrights all as listed on Schedule 2.1(d) hereto, and the related know how, trade secrets, techniques of skill and operation related to the Purchased Assets (the “Purchased Intellectual Property”) and all written records, files, documentation and correspondence relating to the Purchased Intellectual Property, including correspondence with the USPTO and patent counsel;

(e)                                  all bill of materials, assembly drawings, spec sheets, installation manuals, training manuals, and written instructions, including, written instructions for assembling controllers used in or used in connection with the Business, including any pertaining to Remote Sensor Unit (RSU), Tracker Control Unit (TCU) and Network Control Unit (NCU), and any internal or third party manuals, written instructions or other documentation, and any internal or third party manuals or other documentation used in or used in connection with the Single Axis Tracker Business;

(f)                                   all computers (servers), and other hardware, software, source code and programs necessary to the Single Axis Tracker Business,

(g)                                  all mechanical, electrical, motion control, and environmental condition laboratory testing equipment and all shop, warehouse and office equipment, miscellaneous tools and supplies of the Single Axis Tracker Business, including the tooling, molds, drawings, parts, machinery, tools and equipment listed on Schedule 2.1(g) (the “Purchased Equipment”);

(h)                                 all operating data, customer records, customer lists, prospect lists, outstanding quotes, marketing materials, correspondence, product literature and other documents relating to the manufacturing, marketing, sales, distribution and selling activities of the Single Axis Tracker Business;

(i)                                     all licenses and Permits of the Business;

(j)                                    any and all goodwill of the Business; and

(k)                                 copies of all the Seller’s books and records (but not the financial books and records), and process records related to the Purchased Assets.

Section 2.2                     Excluded Assets. Anything in this Agreement to the contrary notwithstanding, the Purchased Assets shall not include (i) any asset of the Seller that is not used in, or does not otherwise relate to, the Single Axis Tracker Business and (ii) the following assets (together, the “Excluded Assets”)

(a)                                 Contracts that are not Purchased Contracts (“Excluded Contracts”) including the Solar Power Purchase Agreement between Opel Inc. and the Town of Plainville Board of Education dated July 22, 2008, as amended, and any related service contracts and other agreements (“Plainville Agreement”) and the Lease, License, Access and Easement Agreement between Opel Inc. and Aquarion Company dated March 15, 2011, and any related service contracts and other agreements (“Aquarion Agreement”);

(b)                                 all original minute books, stock records and entity seals of the Seller;

(c)                                  all cash, cash equivalents short term investments and accounts receivable of the Seller;

(d)                                 all prepaid expenses and other current assets of the Seller;

(e)                                  all rights in connection with and all assets of any employee benefit plans maintained by the Seller for employees of the Business, including but not limited to the Employee Benefit Plans;

(f)                                   all insurance policies of the Seller relating to the Business as set forth on Schedule 4.15(a) and all rights and interests to insurance proceeds payable to the Seller under such insurance policies; and

(g)                                  all assets of the Seller or Business described on Schedule 2.2(g).

Schedule 2.2(g) is a true and complete list of all assets of the Seller, or any Affiliate of the Seller, that are used in or useful to the Business, but that are not being acquired by Purchaser as a Purchased Asset.

Section 2.3                     Assumed Liabilities. Purchaser shall assume only the liabilities and obligations of the Single Axis Tracker Business arising after the Closing Date relating only to the period commencing after the Closing Date under Purchased Contracts listed on Schedule 2.3, if applicable, as expressly assumed by Purchaser pursuant to Schedule 2.3 (collectively, the “Assumed Liabilities”).

Section 2.4                     Non-Assumed Liabilities. Except for the Assumed Liabilities, Purchaser shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller or the Business of any kind or nature whatsoever or become liable for any of the Seller’s or the Business’ Liabilities or Indebtedness, contracts or other commitments of any kind whatsoever, known or unknown, fixed or contingent, existing on or arising from the conduct of the Business prior to the Closing Date or with respect to events or occurrences related to the period prior to the Closing Date (the “Non-Assumed Liabilities”). It is expressly agreed, without limiting the effect of the preceding sentence, that Purchaser shall not assume or become liable for any Liabilities which relate to Non-Assumed Liabilities, including without limitation the following:

(a)                                 any Liabilities based upon, resulting from or arising out of the business, operations, properties, assets or obligations of Seller or any of its Affiliates conducted, existing or arising on or prior to the Closing Date (including, but not limited to, Liabilities for any failure of Seller to comply with any of the requirements of the WARN Act or similar Laws and Regulations);

(b)                                 any and all Liabilities and obligations for Taxes arising from or with respect to the Purchased Assets or the Business which are attributable to the operation of the Business on or before the Closing Date (including any Taxes that arise as a result of the transactions contemplated by this Agreement);

(c)                                  any disclosed or undisclosed Liabilities of the Business or the Seller (other than the Assumed Liabilities);

(d)                                 any pending or threatened Action filed or made against the Seller or the Business on or prior to or with respect to periods arising on or prior to the Closing Date irrespective of any disclosure set forth on the disclosure schedules hereto;

(e)                                  any Liabilities under any Purchased Contract that arises after the Closing Date but that arises out of or relates to any Seller breach of or non-compliance with such contract that occurred prior to the Closing Date;

(f)                                   non-compliance by the Seller with any contract or Laws and Regulations, including, without limitation, those Laws and Regulations pertaining to anti-discrimination, health, safety or the environment;

(g)                                  any Liabilities relating to the employment or termination of employment or services of any current or former Seller employee, consultant, contractor, officer or director, including salaries, wages, unpaid wage claims, fees, compensation, bonuses, accrued and outstanding vacation, unemployment benefits, personal time off or sick day obligations;

(h)                                 Indebtedness of the Seller;

(i)                                     obligations to owners or Affiliates of the Seller;

(j)                                    Liabilities of the Seller for employee benefit or welfare plans, including all Liabilities under or relating to Title IV of ERISA and all Liabilities relating to the Employee Benefit Plans;

(k)                                 software license Liabilities (to the extent they do not constitute part of the Assumed Liabilities);

(l)                                     Liabilities under any lease;

(m)                             any Liabilities to the Seller’s Affiliates incurred prior to Closing;

(n)                                 any Liabilities relating to or arising out of the Excluded Assets or the Excluded Contracts;

(o)                                 any Liabilities of Seller relating or arising from unfulfilled commitments, quotations, purchase orders, customer orders or work orders issued on or before the Closing by any of the Seller’s or the Business’s customers that (i) do not constitute part of the Purchased Assets; or (ii) are not validly and effectively assigned to Purchaser pursuant to this Agreement;

(p)                                 notwithstanding any installation or other services to be provided to REC Solar, or to other former or current Seller customers by Brian Rosiers and/or any other former employee of Seller, in their capacities as independent contractors, any Liabilities related to warranties, whether of merchantability or otherwise, or maintenance related to any tracker products or services provided by Seller or to any sales, leases or otherwise, of tracker products or services by the Seller; or

(q)                                 any contracts of field servicing, maintenance or any other contractual obligation of the Seller.

Section 2.5                     Third Party Consents. To the extent that Seller’s rights under any Contract or Permit constituting a Purchased Asset, or any other Purchased Asset, may not be assigned to Purchaser without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at its expense, shall use its commercially reasonable efforts to obtain any such required consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Purchaser’s rights under the Purchased Asset in question so that Purchaser would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by Laws and Regulations and the Purchased Asset, shall act after the Closing as Purchaser’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Laws and Regulations and the Purchased Asset, with Purchaser in any other reasonable arrangement designed to provide such benefits to Purchaser. Notwithstanding any provision in this Section 2.5 to the contrary, Purchaser shall not be deemed to have waived its rights under Article VIII hereof unless and until Purchaser either provides written waivers thereof or elects to proceed to consummate the transactions contemplated by this Agreement at Closing.

ARTICLE 3

Purchase Price

Section 3.1                     Purchase Price. The aggregate purchase price for the Purchased Assets is an amount equal to One Million Dollars ($1,000,000), minus the amount determined in accordance with Section 3.2, if any, (collectively, the “Purchase Price”). The Purchase Price shall be paid as follows:

(a)                                 Amounts by wire transfer of immediately available funds to an account or accounts designated in writing by the applicable payee or by check to addresses designated in writing by applicable payee, to pay off any Indebtedness and certain Persons named on the Accounts Payable List owed outstanding payables, in amounts agreed to in the applicable Settlement Agreements that such payee has executed and delivered; and

(b)                                 Any remainder, by wire transfer of immediately available funds to an account or accounts designated in writing by the Seller.

Section 3.2                     Inventory

(a)                                 On or prior to the Closing Date, the parties shall jointly perform in good faith, and Seller shall permit and facilitate the performance of, a physical count of the Inventory of the Business in order to determine the Inventory of the Business as of the Closing Date, the results of which physical count shall be attached hereto as Schedule 2.1(a).

(b)                                 If, between the time the Purchased Inventory is determined and the Buyer’s collection at Closing, any inventory identified in the Purchased Inventory is damaged, removed or missing, the Purchaser shall be entitled to a credit to the Purchase Price in an amount equal to the value of such Inventory. As of and after the Closing, at the request of Purchaser, the Seller shall make the Purchased Inventory available for Purchaser and/or its representative to collect the Purchased Inventory FOB the CCI warehouse in Wallingford, CT.

Section 3.3                     Purchase Price Allocation. Not later than sixty (60) days following the Closing Date, Purchaser shall prepare or cause to be prepared and shall provide to Seller a statement (the “Allocation Statement”) allocating among the Purchased Assets and the covenants contained in Section 7.4 the Purchase Price (including, without limitation, all Assumed Liabilities) for the Purchased Assets as set forth in this Agreement. Such statement shall be prepared in accordance with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder. Within ten (10) days after receipt of such Allocation Statement, Seller will propose to Purchaser in writing any reasonable changes to such Allocation Statement together with reasonable documentation supporting such changes (and in the event that no such changes are proposed to Purchaser in writing within such time period, Seller will be deemed to have agreed to, and accepted, the Allocation Statement). Purchaser and Seller will attempt in good faith to resolve any differences with respect to the Allocation Statement in accordance with the requirements of Section 1060 of the Code, within fifteen (15) days after Purchaser’s receipt of a timely written notice of objection from Seller. If Purchaser and Seller are unable to resolve such differences within such time period, then any remaining disputes will be submitted to the independent accounting firm of McGladrey LLP (Cleveland, OH office) (“Third Party Auditors”) for resolution, in accordance with the requirements of Section 1060 of the Code. Promptly, not later than fifteen (15) days after such matters are submitted to it for resolution hereunder, the Third Party Auditors will determine those matters in dispute and will render a written report as to the disputed matters and the resulting allocation of the Closing Purchase Price, which report shall be conclusive and binding upon the parties. The fees and expenses of the Third Party Auditors in respect of such report shall be paid in proportion to the amount by which each of the respective party’s proposed allocation differed from the allocation selected by the Third Party Auditors. Purchaser and Seller shall each file or cause to be filed IRS Form 8594 for its taxable year that includes the Closing Date in a manner consistent with the allocation set forth on the Allocation Statement as finalized, and (except as set forth below relating to a revised Allocation Statement) shall not take any position on any Tax Return or in the course of any Tax audit, review or litigation inconsistent with the allocation provided in the Allocation Statement. In the event that any adjustment is required to be made to the Allocation Statement as a result of the payment of any additional purchase price for the Purchased Assets or otherwise, Purchaser shall prepare or cause to be prepared, and shall provide to Seller, a revised Allocation Statement reflecting such adjustment. Such revised Allocation Statement shall be subject to review and resolution of timely raised disputes in the same manner as the initial Allocation Statement. Each of Purchaser and Seller shall file or cause to be filed a revised IRS Form 8594 reflecting such adjustment as so finalized for its taxable year that includes the event or events giving rise to such adjustment, and (except as required by future revised Allocation Statements) shall not take any position on any Tax Return or in the course of any Tax audit, review or litigation inconsistent with the allocation provided in the revised Allocation Statement.

Section 3.4                     Closing; Closing Date. The closing of the transactions contemplated hereby (the “Closing”) shall take place on the date (“Closing Date”) set forth in that certain Letter Agreement dated as of the date hereof entered into among Seller, Seller Parent and Purchaser (“Side Letter”).

Section 3.5                     Closing Requirements. At the Closing, each of the parties will take such actions, and execute and deliver to the other party such bills of sale, endorsements, assignments, agreements or other instruments as shall be necessary to vest in Purchaser, good and marketable title to the Purchased Assets sold to Purchaser hereunder, free and clear of all Liens, and for Purchaser to assume the Assumed Liabilities (as defined below) and to deliver to the Seller the consideration to be delivered to the Seller hereunder, and shall otherwise provide the following:

(a)                                 The Seller shall have delivered a certification executed by the President of Seller certifying as to the Indebtedness and Transaction Expenses of Seller as of the Closing Date and that all such holders of Indebtedness are being paid off in full pursuant to payoff letters or releases and that all Persons listed on the Accounts Payable List (i) that have not signed Settlement Agreements have been paid in full and (ii) that have signed Settlement Agreements have been paid the full amount set forth in their signed Settlement Agreements. All of the foregoing pay off letters, releases and Settlement Agreements shall be in forms acceptable to Purchaser.

(b)                                 All third-party consents, approvals or notices set forth on Schedule 4.11, shall have been obtained or, with respect to notices, delivered.

(c)                                  Each of the Seller and Seller Parent shall have delivered to Purchaser a certificate of its President, certifying that (i) the representations and warranties of Seller and Seller Parent contained in this Agreement shall be true and correct in all respects on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct, as the case may be, as of such specified date); (ii) Seller and Seller Parent have duly performed and complied in all material respects with each of the agreements and covenants required by this Agreement and each of the other Related Agreements to be performed or complied with by it prior to or on the Closing Date; provided that with respect to agreements and covenants that are qualified by materiality, Seller shall have performed such agreements and covenants, as so qualified, in all respects, (iii) no Action shall have been commenced against Purchaser or Seller or Seller Parent that would prevent the Closing and no injunction or restraining order has been issued by any Governmental Entity, and is in effect, that restrains or prohibits any transaction contemplated hereby; and (iv) Seller and Seller Parent have complied with Section 3.5(b).

(d)                                 Each of Seller and the Seller Parent shall have delivered to Purchaser a certificate of its Secretary, dated as of the Closing Date, in a form reasonably satisfactory to Purchaser, certifying as to (a) its certificate of incorporation and bylaws, as in effect on and as of the Closing Date, (b) the resolutions of its board of directors and stockholders authorizing and approving the execution, delivery and performance by the entity of this Agreement and the other Related Agreements and the transactions contemplated hereby and thereby, and (c) the incumbency of the officers of such entity executing documents executed and delivered in connection herewith.

(e)                                  Each of Seller and Seller Parent, as applicable, shall have delivered to the Purchaser executed copies of the Related Agreements.

(f)                                   Each of Peter Copetti and Leon Pierhal shall have executed and delivered non-competition and non-solicitation agreements to Purchaser in forms acceptable to Purchaser, in its sole discretion.

(g)                                  The Seller shall have delivered to Purchaser such duly executed instruments of transfer and assignment, including bills of sale and certificates of title, and other forms of agreement referenced in this Agreement as shall be necessary to convey to Purchaser all rights of the Seller in and to the Purchased Assets, subject to the terms hereof, and in forms mutually acceptable to Purchaser and the Seller. Such instruments shall include a Bill of Sale to be executed by the Seller and delivered to Purchaser at Closing, in a form mutually acceptable to Purchaser and Seller (the “Bill of Sale”).

(h)                                 The Seller shall have delivered, in proper form for filing, duly executed releases of all Liens on the Purchased Assets, including a full payoff letter and release from TCA Global Master Credit Fund, L.P. in a form satisfactory to Seller (Seller’s consent not to be unreasonably withheld) and any tax lien waivers. The Seller shall also have delivered to Purchaser copies of the pay-off letters, releases and Settlement Agreements referenced in Section 3.5(a).

(i)                                     The Seller shall have delivered to Purchaser a duly executed Intellectual Property Assignment Agreement in a form mutually acceptable to Purchaser and Seller

(j)                                    The Seller shall have delivered to Purchaser a duly executed Assignment and Assumption Agreement in the form mutually acceptable to Purchaser and Seller (the “Assignment and Assumption Agreement”).

(k)                                 Each of Seller and the Seller Parent shall have delivered certificates of good standing issued as of a recent date by an appropriate official of the state of organization of such entity.

(l)                                     Seller shall have delivered tax clearance certificates from the State of Connecticut with respect to corporate tax, sales tax and withholdings.

(m)                             Seller shall have delivered to Purchaser a certification of non-foreign status dated as of the Closing Date and complying with the requirements of Treasury Regulation Section 1.1445-2(b)(2) in a form reasonably acceptable to Purchaser.

(n)                                 Purchaser shall have delivered to the Seller a certificate signed by the Secretary of Purchaser setting forth the votes or consents constituting the authorization and approval of the directors of Purchaser of this Agreement and the transactions contemplated hereby.

(o)                                 The Seller shall have delivered possession of the Purchased Assets to Purchaser, including all records and documents relating to the Purchased Assets, and shall have assigned or made all intangible Purchased Assets available to Purchaser, including delivering to Purchaser all tangible evidences of know-how included within the Purchased Assets such as all drawings, manuals, spec sheets, training manuals and instruction manuals on the assembly of RSU, TCU and NCU controllers.

(p)                                 Seller shall have delivered to Purchaser a fully executed copy of the Assignment, Release and Waiver of Claims Agreement with FEiNA and proof of payment on amounts owed by Seller to FEiNA pursuant to such agreement.

(q)                                 Seller shall have delivered to Purchaser a form letter addressed to Persons to which the Seller owes outstanding maintenance or warranty obligations, including the entities identified on Schedule 4.17, which letter notifies such Persons of the sale of the Single Axis Tracker Business to Purchaser, of Seller’s retention of all maintenance and warranty obligations of the Single Axis Tracker Business and of Seller’s change of address.

(r)                                    Seller shall have delivered to Buyer’s West Hartford, CT office all written records, files, documentation and correspondence relating to the Purchased Intellectual Property, including correspondence with the USPTO and patent counsel.

(s)                                   All conditions to Close set forth in the Side Letter shall have been satisfied.

ARTICLE 4

Representations and Warranties by Seller and Seller Parent

In order to induce Purchaser to enter into this Agreement and to consummate the transactions contemplated hereunder, Seller and Seller Parent, jointly and severally, hereby make the following representations and warranties to Purchaser as specifically qualified by the Disclosure Schedules attached hereto, each of which is true and correct on the date hereof and will be true as of the Closing Date:

Section 4.1                     Existence and Qualification. The Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, has all power and authority to own its properties and to carry on its business as it is now being conducted, and is qualified as a foreign entity to do business under the Laws of each jurisdiction requiring such qualification, except where a failure to so qualify would not have a Material Adverse Effect.

Section 4.2                     Authorization of Agreement. The Seller has full power and authority to enter into this Agreement and each Related Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and each Related Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Seller. This Agreement and each of the Related Agreements to which it is a party have been duly executed and delivered by the Seller and constitute the valid and binding obligation of the Seller, enforceable against the Seller in accordance with their respective terms, except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

Section 4.3                     Title to Certain Purchased Assets; Sufficiency of Purchased Assets. Seller has, and will convey to Purchaser at Closing, good and merchantable title to the Purchased Assets, free and clear of all Liens. Seller possesses sole, exclusive, valid and unencumbered title to the Purchased Assets, has not transferred any rights in any of the Purchased Assets, and all co-developers or inventors of the Intellectual Property have assigned all of their rights, if any, in the Purchased Assets to the Seller. The tangible property included among the Purchased Assets is in good working order and repair, reasonable wear and tear excepted, without the need for any material repair or replacement. No Person other than the Seller owns any tangible or intangible property, including Intellectual Property, used in or necessary to the operation of the Single Axis Tracker Business (other than “off-the-shelf” software licensed pursuant to “click-through” or “shrink wrap” license agreements with annual fees of less than $500). Except for the Excluded Assets, the Purchased Assets constitute the assets that are of material importance to the ongoing operation of the Single Axis Tracker Business by Purchaser conducted in substantially the same manner as conducted by the Seller for the twelve-month period immediately prior to the date hereof. None of the Excluded Assets are material to the Single Axis Tracker Business.

Section 4.4                     No Conflicts. Seller’s execution and delivery of this Agreement and each Related Agreement to which it is a party does not and the consummation of the transactions contemplated hereby will not:

(a)                                 conflict with or result in a violation or breach of any of the terms, conditions or provisions of its corporate governing documents or any resolution approved by the Seller’s board of directors or stockholders;

(b)                                 conflict with or result in a violation or breach of any term or provision of any Laws and Regulations applicable to the Seller with respect to the Business, or any of the Purchased Assets;

(c)                                  (i) conflict with, violate or breach, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require the Seller to obtain any consent, approval or action of, make any filing with or give any notice to any person as a result or under the terms of, (iv) result in or give to any person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Lien upon the Seller or any of the Purchased Assets, under any Purchased Contract; or

(d)                                 conflict with or result in a violation of any rights of third parties.

Section 4.5                     Capitalization. Seller Parent is the sole shareholder of Seller. Except for ODIS, Inc., the Seller does not have any Subsidiaries.

Section 4.6                     Undisclosed Liabilities. Except as set forth in Schedule 4.6, the Seller does not have any Indebtedness or Liabilities in connection with the Purchased Assets or the operation of the Business, and there is no basis for any claim against Seller for any such Indebtedness or Liability, except to the extent specifically described herein or in the schedules attached hereto.

Section 4.7                     Solvency.

(a)                                 Following the consummation of the transactions contemplated by this Agreement, the Seller will be Solvent. For purposes of this Agreement, the term “Solvent” with respect to each of the Seller and the Seller Parent means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of the applicable party, taken as a whole, exceeds, as of such date, the sum of (A) the value of all Liabilities of such party, taken as a whole, including contingent and other Liabilities, as of such date, as such terms are generally determined in accordance with the applicable federal Laws and Regulations governing determinations of the solvency of debtors, and (B) the amount that will be required to pay the probable Liabilities of such party, taken as a whole on its existing Indebtedness (including contingent Liabilities) as such debts become absolute and matured; (b) such party will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged following such date; (c) such party will be able to pay its respective Liabilities; and (d) no action shall have been taken by such party to hinder or defraud creditors.

(b)                                 Seller has reached agreements with each and all of its creditors such that, after receipt and distribution of the Purchase Price in accordance with this Agreement, there will remain no creditor of Seller whose claims have not been either paid in full, or released by the creditor upon payment to such creditor of such amount as has been agreed by the creditor to be accepted in full satisfaction of such claim. With respect to TCA Global Master Credit Fund, L.P., Seller represents that such creditor has released secured claims in and to the Purchased Assets and waived any rights that might otherwise exist or arise with respect to the Purchaser or in connection with the transactions contemplated by this Agreement, and that Seller has delivered to Purchaser a true and correct copy of such release.

Section 4.8                     Inventory. Schedule 2.1(a) sets forth a true and complete list of all inventory of the Single Axis Tracker Business and the address at which such inventory is located. Such inventory is in quantity and quality useable or saleable in the ordinary course of business.

Section 4.9                     Compliance with Laws; Environmental Laws.

(a)                                 The Seller has obtained and maintains all licenses, permits, applications, filings, registrations and other authorizations (“Permits”) from all applicable Governmental Entities required to conduct the Business as it is now being conducted, to own or hold under lease the Purchased Assets used in the Business that it owns or holds under lease and to perform all of its obligations under the Contracts to which it is a party. The Seller is not in default or violation, nor has it received any notice of any claim of default or violation, with respect to any such Permit. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit. The Business and operations of the Seller are in compliance with all applicable Laws and Regulations.

(b)                                 The Business and the operations of the Seller with respect to the Business are in compliance with all Environmental Laws; and no demand, claim, notice or charge of violation has been issued, made or, to the knowledge of the Seller, threatened with respect to any Environmental Laws applicable to the Seller, the Purchased Assets, the locations where Seller conducts the Business (the “Premises”) or the operation of the Business. The Seller has obtained and maintains and is in compliance with all Permits required by Environmental Laws for the operation of the Business. The Seller has not retained or assumed, by contract or operation of law, any liabilities or obligations of third parties under Environmental Laws.

(c)                                  The Seller has not generated, used, transported, treated, stored, released or disposed of, or suffered or permitted any other party to generate, use, transport, treat, store, release or dispose of, any hazardous material, waste or substance subject to regulation under any Environmental Laws, including without limitation petroleum and petroleum products (hereinafter “Hazardous Substance”), in connection with the Seller’s ownership or use, lease or occupation of the Purchased Assets, the Premises or the conduct of the Business in violation in any material respect of any Environmental Laws.

(d)                                 There has not been any generation, use, transportation, treatment, storage, release or disposal of any Hazardous Substance: on, in, under or emanating to or from the Premises which has created or could be reasonably expected to create any liability under any Environmental Laws which would require reporting to or notification of any governmental entity or any investigation or remediation thereof. The Premises are not listed on, or proposed for listing on, the National Priorities List (or CERCLIS) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. A §§ 9601 et seq., as amended, or any similar state list.

(e)                                  The Seller has provided or made available to Purchaser complete and correct copies of (i) a list of all environmental Permits applicable to the Business, (ii) the material safety data sheets for the substances used by the Seller in the Business and (iii) all environmental, health and safety assessments, reports or other data or documents relating to the Purchased Assets, the Premises or the operation of the Business within the possession or control of Seller.

(f)                                       The consummation of the transaction contemplated by this Agreement is not subject to the provisions of the Connecticut Transfer Act, C.G.S §§ 22a-134 through 22a-134e, or any regulations promulgated thereunder.

Section 4.10              Intellectual Property.

(a)                                 Certain Intellectual Property Rights

(i)                                     Schedule 4.10(a)(i) sets forth all of the Seller’s Registered Intellectual Property utilized in or in connection with the Business, including existing patents and patent applications, trademarks and trademark applications, copyrights and copyright applications, and domain names, including, where applicable, an identification of (A) the owner, (B) the countries in which such listed item is valid, patented or registered or in which an application for patent or registration is pending, (C) the application number, (D) the patent, trademark or copyright number, (E) the expiration date thereof, as applicable and (F) a summary of any correspondence with and/or filings with or rulings by the USPTO and the date thereof. In addition, Schedule 4.10(a)(i) includes the name or some general identifier for all non-registered Intellectual Property, including all software, trade secrets or know-how, or any other Intellectual Property owned by Seller that is necessary to or used in or in connection with the Business.

(ii)                                  Schedule 4.10(a)(ii) lists all agreements, whether oral or written, express or implied, including licenses, options, franchise, distribution, marketing and manufacturing agreements, supply agreements, sponsorships, royalty agreements, agreements not to enforce, consents, settlements, assignments, security interests, liens and other encumbrances or mortgages (other than the Permitted Liens), and any amendments(s) renewal(s), novation(s) and termination(s) pertaining thereto, which relates to the Intellectual Property used in or in connection with the Business, including all Intellectual Property Licenses (other than “off-the-shelf” software licensed pursuant to “click-through” or “shrink wrap” license agreements with annual fees of less than $500). If the item is in-licensed (other than “off-the-shelf” software licensed pursuant to “click-through” or “shrink wrap” license agreements with annual fees of less than $500), the information shall include the date and parties of the applicable license agreement.

(b)                                 Except as disclosed in Schedule 4.10(b):

(i)                                     The Seller’s operation of the Business is not infringing the intellectual property rights of any third party and no third party is infringing any of the Seller’s Intellectual Property. Seller has no reason to believe that any of the Intellectual Property used in or in connection with the Business is invalid or unenforceable. Seller has not received or otherwise been the beneficiary of any written opinions of counsel with respect to infringement, non-infringement or invalidity of third party intellectual property with respect to any of the Intellectual Property. To the Knowledge of Seller, there are no pending published or unpublished United States, international or foreign national patent applications owned by any other Person, which, if issued, would limit or prohibit, in any material respect, the use of the Intellectual Property or any aspects of the Business.

(ii)                                  Seller possesses sole, exclusive, valid, and unencumbered title to the Intellectual Property used in or in connection with the Business. All of the co-developers and inventors of the Intellectual Property have assigned all their rights to Seller or their licensors. Seller has not transferred any rights in the Intellectual Property or any rights granted to Seller under Intellectual Property Licenses to any third party.

(iii)                               Seller has the full right, power and authority to (i) grant all of the rights and interests granted under, and to enter into and perform all of the obligations to be performed by it under, any Intellectual Property License, and (ii) consummate the transactions contemplated thereunder.

(iv)                              There are no unpaid maintenance or renewal fees currently overdue for any of the Intellectual Property, and except as disclosed on Schedule 4.10(b)(iv), no application or registration for any of the Intellectual Property has lapsed or been abandoned, cancelled or expired.

(v)                                 Seller and, to the Knowledge of Seller, each inventor of the patents included in the Intellectual Property or his or her employer, has complied in all material respects with all applicable patent office duties of candor and good faith in dealing with any patent office, including the duty to disclose to any patent office all information known to be material to the patentability of each of the patents and patent applications included in the Intellectual Property.

(vi)                              No inventor of any patent contained in the Intellectual Property was or is under any conflicting obligation with any academic institution or other third party that would affect Seller’s title or license to any such aspect of the Intellectual Property.

(vii)                           Subsequent to the issuance of the Intellectual Property, neither Seller, nor to the Knowledge of Seller, the parties to the Intellectual Property Licenses, has filed any disclaimer or made or permitted any other voluntary reduction in the scope of such Intellectual Property.

(viii)                        Neither Seller nor, to the Knowledge of Seller, any other party to any Intellectual Property License, has undertaken or omitted to undertake any acts, and to the Knowledge of Seller, no circumstance or grounds exist, that would invalidate, reduce or eliminate, in whole or in part, the enforceability or scope of any of the Intellectual Property used in or in connection with the Business or Seller’s entitlement to exclusively exploit the Intellectual Property with respect to sales of the Company Products or other revenues from any of Seller’s Intellectual Property.

(ix)                              Except as set forth on Schedule 4.10(b)(ix), there is not, and has not been, any pending, decided or settled opposition, interference, reexamination, injunction, claim, lawsuit, proceeding, hearing, investigation, complaint, arbitration, mediation, demand, International Trade Commission investigation, decree, or any other dispute, disagreement, or claim (collectively referred to hereinafter as “IP Disputes”), and, to the Knowledge of Seller, no such IP Dispute has been threatened, challenging the legality, validity, enforceability or ownership of any of the Intellectual Property. To the Knowledge of Seller, no circumstances or grounds exist that would give rise to such an IP Dispute. There are no IP Disputes by any third party against Seller, Seller has not received any written notice or claim of any such IP Dispute, and, to the Knowledge of Seller, there exists no circumstances or grounds upon which any such claim could be asserted. None of the Intellectual Property is subject to any outstanding injunction, judgment, order, decree, ruling charge, settlement or other disposition of an IP Dispute, and Seller has fully complied with, paid and otherwise satisfied all such obligations.

(x)                                 There is no pending and, to the Knowledge of Seller, no threatened claim (including any notification of or offer to license third party intellectual property), action, suit, dispute or proceeding, or investigation or claim, to which Seller or, to the Knowledge of Seller, to which any party to any Intellectual Property License, is a party (A) that would be the subject of a claim for indemnification, if any, by or against Seller under the related Intellectual Property License, and/or (B) that the marketing, sale or distribution of any Company Products pursuant to the related Intellectual Property License, does or will infringe on any patent or other intellectual property rights of any other Person, and there is no basis for any such action, suit, proceeding, investigation or claim of the type described in clause (A) or (B) above.

(xi)                              Seller has taken all commercially reasonable measures and precautions necessary to protect and maintain (i) the confidentiality of all Intellectual Property (except such Intellectual Property whose value would be unimpaired by public disclosure) and (ii) the value of all Intellectual Property.

Section 4.11              Consents.  Schedule 4.11  sets forth all consents of, approvals of or notices to third parties (including all Governmental Entities), the absence of which would affect Purchaser’s rights hereunder or to the utilization of the Purchased Assets or conduct of the Single Axis Tracker Business after Closing, including the Persons listed on the Accounts Payable list.

Section 4.12              Litigation.  Other than as set forth on Schedule 4.12, there are, and have been during the last three (3) years, no Actions (including bankruptcy actions), suits, proceedings or, to the knowledge of the Seller, investigations, either at law, in equity or by any Governmental Entity, or before any commission or other administrative authority in any jurisdiction, of any kind pending or, to the knowledge of the Seller, threatened involving the Business, the Purchased Assets or the Assumed Liabilities. To the Knowledge of the Seller, no event has occurred or condition exists which could reasonably be expected to give rise to an Action, suit, or proceeding against the Seller, and which, if adversely determined, could reasonably be expected to have a Material Adverse Effect. There is no, and during the last three (3) years has not been any, arbitration proceeding pending or, to the Knowledge of the Seller, threatened under any collective bargaining agreement or other agreement or otherwise involving the Business, the Purchased Assets or the Assumed Liabilities. During the last three (3) years, neither the Business nor any of the Purchased Assets or Assumed Liabilities has been or is subject to any Order or unsatisfied judgment, penalty or award against, relating to or affecting it.

Section 4.13              Contracts.

(a)                                 Schedule 4.13 lists each of the following “Contracts” (x) by which the Single Axis Tracker Business or any of the Purchased Assets are bound or affected or (y) to which Seller is a party or by which it is bound in connection with the Single Axis Tracker Business or the Purchased Assets (such Contracts, together with all Contracts relating to Intellectual Property set forth in Schedule 4.10 and all Contracts with related Persons as set forth on Schedule 4.19), including:

(i)                                     the Purchased Contracts;

(ii)                                  all agreements that relate to the acquisition, disposition or change in control of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(iii)                               all broker, distributor, dealer, sales representative, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising agreements, sales representative agreements, and commission agreements;

(iv)                              all agreements relating to the development of software used in the Business;

(v)                                    all agreements that limit or purport to limit the ability of Seller to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vi)                                 all joint venture, partnership or similar agreements, including any Installer/EPC agreements;

(vii)                              all agreements for the sale of any of the Purchased Assets or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Purchased Assets; and

(viii)                           all other agreements that are material to the Purchased Assets or the operation of the Business and not previously disclosed pursuant to this Section 4.13.

(b)                                 Each Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. Seller is not and, to Seller’s Knowledge, no other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been delivered to Purchaser. There are no material disputes pending or threatened under any Contract included in the Purchased Assets.

Section 4.14              Taxes.

(a)                                 Seller has timely filed all Tax Returns required to be filed and all Taxes owed (whether or not shown or required to be shown on such Tax Returns) have been paid or remitted, in each case, to the extent such Taxes and Tax Returns related to the Purchased Assets or the operation of the Business. All such Tax Returns were true, complete and correct in all respects. No portion of any Tax Return that relates to the Purchased Assets or the operation of the Business has been the subject of any audit, action, suit, proceeding, claim or examination by any Governmental Entity, and no such audit, action, suit, proceeding, claim, deficiency or assessment is pending or, to the knowledge of the Seller, threatened. Seller is not currently the beneficiary of any extension of time within which to file any Tax Return, and Seller has not waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment, or deficiency. No claim has ever been made by a Governmental Entity in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes upon the Purchased Assets other than for Taxes not yet due and payable. Seller does not have any Liability for the Taxes of any Person (other than the Seller) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax law), as a transferee or successor, by contract, or otherwise.

(b)                                 Seller has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, independent contractor, creditor, or other third party. The Purchased Assets do not include any stock or other ownership interests in any foreign or domestic corporations, partnerships, joint ventures, limited liability companies, business trusts, or other entities.

(c)                                  No state of facts exists or has existed that would constitute grounds for the assessment against Purchaser, whether by reason of transferee liability or otherwise, of any Liability for any Tax of anyone other than Purchaser.

(d)                                 Seller is not a “foreign person” within the meaning of Treasury Regulation Section 1.1445-2(b).

(e)                                  Since December 31, 2011, there has not been any change in any method of Tax accounting or any making of a Tax election or change of an existing election by Seller with respect to the Business.

Section 4.15              Insurance.

(a)                                 The Purchased Assets and the Business are insured under policies of general liability and other forms of insurance, all of which are listed in Schedule 4.15(a). The Seller has filed no insurance claims since December 31, 2011. All policies listed in Schedule 4.15(a) are current policies, in full force and effect in accordance with their terms. Except as set forth on Schedule 4.15(a), no written notice of cancellation has been received, no policy has lapsed or been cancelled for non-payment, and there is, to the knowledge of the Seller, no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder.

(b)                                     Schedule 4.15(b) lists open and pending insurance claims relating to the Purchased Assets and/or the Business.

Section 4.16              Employment Arrangements; Organized Labor. Except as set forth on Schedule 4.16, the Seller, with respect to the Business, has complied and is currently in compliance in all material respects with all applicable Laws and Regulations relating to employment practices, terms and conditions of employment, equal employment opportunity, immigration, occupational safety, workers’ compensation, wages, hours, the Worker Adjustment and Retraining Notification Act and any comparable local or state Laws and Regulations, collective bargaining, nondiscrimination, and the payment and withholding of social security and similar Taxes.

Section 4.17              Product Warranties; Maintenance.

(a)                                 Schedule 4.17 attached hereto sets forth the product warranties made by the Seller with respect to the Business’s products, including the name of each warrantee and the site and products covered under each warranty and the expiration date of each. All products manufactured and sold by the Seller with respect to the Business comply in all material respects with such warranties made by the Seller with respect to such products, and (ii) the Seller has no liability for the replacement and/or repair of any such products or any damages in connection therewith that exceed, in any material respect, such liability historically incurred by the Seller with respect to the Business in the ordinary course of business.

(b)                                 Seller has fully performed and is in current compliance with all maintenance, monitoring and other services required pursuant to the Contracts.

Section 4.18              Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 4.19              Transactions with Affiliates.  Except as set forth in Schedule 4.19, no shareholder, officer, director or other Affiliate of Seller, or, to the Knowledge of Seller, any Person with whom any such shareholder, officer, director or other Affiliate has any direct relation by blood, marriage or adoption, or any entity in which any such Person owns any beneficial interest (other than a publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by all of such Persons), has any interest in (a) any Contract with Seller relating to the Single Axis Tracker Business or otherwise, (b) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used in, the Single Axis Tracker Business, or (c) any business or entity that competes with the Business.

ARTICLE 5

Representations and Warranties by Seller Parent

In order to induce the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereunder, the Seller Parent hereby makes the following representations and warranties to the Purchaser as specifically qualified by the Disclosure Schedules attached hereto, each of which is true and correct on the date hereof and will be true as of the Closing Date:

Section 5.1                     Existence and Qualification.  The Seller Parent is a corporation duly organized, validly existing and in good standing under the laws of the applicable state or province of its formation, has all requisite power and authority to perform this Agreement and each of the Related Agreements to which it is a party.

Section 5.2                     Authorization of Agreement.  The Seller Parent has full power and authority to enter into this Agreement and each of the Related Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby, and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement by Seller Parent and each of the Related Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Seller Parent. This Agreement and each of the Related Agreements to which it is a party have been duly executed and delivered by the Seller Parent and constitutes the valid and binding obligation of the Seller Parent, enforceable in accordance with their respective terms, except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

Section 5.3                     No Violation.  The Seller Parent’s execution and delivery of this Agreement and each Related Agreement to which it is a party does not and the consummation of the transactions contemplated hereby will not:

(a)                                 (a)                                 conflict with or result in a violation or breach of any of the terms, conditions or provisions of its governing corporate documents or any resolution approved by the Seller Parent’s board or stockholders; or

(b)                                 (b)                                 conflict with or result in a violation or breach of any term or provision of any Laws and Regulations applicable to the Seller Parent; or

(c)                                  (c)                                  conflict with or result in a violation of any rights of third parties.

Section 5.4                     Solvency.  Following the consummation of the transactions contemplated by this Agreement, the Seller Parent will be Solvent.

ARTICLE 6

Representations and Warranties by Purchaser

In order to induce the Seller and the Seller Parent to enter into this Agreement and to consummate the transactions contemplated hereunder, Purchaser hereby makes the following representations and warranties to the Seller and the Seller Parent, each of which is true and correct on the date hereof:

Section 6.1                     Existence and Qualification.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to acquire and own the respective Purchased Assets, to assume the Assumed Liabilities, to perform this Agreement and each of the Related Agreements to which it is a party.

Section 6.2                     Authorization of Agreement.  Purchaser has full power and authority to enter into this Agreement and each of the Related Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby, and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement by Purchaser and each of the Related Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Purchaser. This Agreement and each of the Related Agreements to which it is a party have been duly executed and delivered by Purchaser and constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser, in accordance with their respective terms, except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

Section 6.3                     No Violation.  The Purchaser’s execution and delivery of this Agreement and each Related Agreement to which it is a party does not and the consummation of the transactions contemplated hereby will not:

(a)                                 conflict with or result in a violation or breach of any of the terms, conditions or provisions of its governing corporate documents or any resolution approved by the Purchaser’s board or stockholders;

(b)                                 conflict with or result in a violation or breach of any term or provision of any Laws and Regulations applicable to Purchaser; or

(c)                                  conflict with or result in a violation of any rights of third parties.

ARTICLE 7

Post-Closing Covenants

Section 7.1                     Execution of Further Documents; Transition.  From and after the Closing, upon the reasonable request of Purchaser, at the Purchaser’s sole cost and expense, the Seller shall execute, acknowledge and deliver all such further acts, bills of sale, assignments, transfer, conveyances, powers of attorney, assumptions, agreements, and assurance as may be required to convey and transfer to and vest in Purchaser its right, title and interest in all of the Purchased Assets, or to otherwise carry out the transactions contemplated by this Agreement. Seller shall take such actions as Purchaser shall request in its good faith business judgment to perfect any transfer of the Intellectual Property to Purchaser.

Section 7.2                     Public Announcements.  Other than as required by applicable Laws and Regulations, including the applicable rules and regulations of the Toronto Stock Exchange and the SEDAR filing system (based upon the reasonable advice of counsel), neither Purchaser, on one hand, nor Seller nor Seller Parent, on the other hand, shall make any public announcements with respect to the consummation of this Agreement or that discloses the terms and conditions of this Agreement, without the consent of the other party (which consent shall not be unreasonably delayed) provided at least three (3) days prior to such public announcement.

Section 7.3                     Non-competition; Non-solicitation; Confidentiality.

(a)                                 For a period of three (3) years commencing on the Closing Date (the “Restricted Period”), Seller and Seller Parent shall not, and shall not permit any of its Affiliates to, directly or indirectly: (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) have an equity ownership interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; (iii) solicit or accept the business of any actual or prospective client or customer of the Business (including any existing or former client or customer of a Seller and any Person that becomes a client or customer of the Business after the Closing), or any other Person who has a material business relationship with the Business, to purchase products or services similar to, or competitive with, the Business; or (iv) cause, induce or encourage any material actual or prospective client, customer, supplier or licensor of the Business or Purchaser (including any existing or former client or customer of Seller and any Person that becomes a client or customer of the Business after the Closing), or any other Person who has a material business relationship with the Business or the Purchaser to terminate or modify any such actual or prospective relationship. Notwithstanding the foregoing, Seller and Seller Parent may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller or Seller Parent is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(b)                                 During the Restricted Period, Seller and the Seller Parent shall not, and shall not permit any of its Affiliates to, directly or indirectly, hire or solicit any Person, other than Persons that are employees of the Seller as of the date hereof, who is or was employed in the Business at any time during the Restricted Period, or encourage any such employee to leave or limit such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided that nothing in this Section 7.3(b) shall prevent Seller and the Seller Parent or any of its Affiliates from hiring (i) any employee whose employment has been terminated by Purchaser or (ii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee.

(c)                                  As of the Closing, Seller and Seller Parent shall remove all solar tracker product offerings from their websites.

(d)                                 Seller and Seller Parent each acknowledge that included in the Single Axis Tracker Business are certain Intellectual Property rights (including trade secrets, know-how, customer and prospect lists, vendors lists, pricing arrangements, financial statements, personnel files, and any and all other records pertaining to the operation of the Business) that Seller has used in the Single Axis Tracker Business and that have commercial value in the Single Axis Tracker Business and accordingly have been treated by the Seller as confidential. All such information (collectively, the “Confidential Information”) shall be kept confidential by Seller and the Seller Parent as provided below; provided, however, that the term “Confidential Information” shall not include information that is generally available to or known by the public through no fault of the Seller or any of its Affiliates. The terms and conditions of this Agreement, the Related Agreements and all other agreements entered into in connection with the foregoing agreements shall also be deemed Confidential Information. Seller and the Seller Parent each agree that on and after the date hereof, it and its Affiliates will keep in strictest confidence and trust all Confidential Information and neither such Seller or Seller Parent nor any of its Affiliates will, without Purchaser’s prior written consent, use or disclose any Confidential Information, except to the extent (i) necessary to comply with any legal requirements in connection with the Seller’s ownership or operation of the Business on or prior to the Closing Date, such as the filing of income tax returns or reports, (ii) Seller or Seller Parent or any of its Affiliates becomes legally compelled to disclose any of the Confidential Information, in which case, Seller or Seller Parent or its Affiliates, as the case may be, will provide Purchaser with prompt written notice so that Purchaser may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 7.3(d) and (iii) such Confidential Information set forth on

Schedule 7.3(d), hereto. If such protective order or other remedy is not obtained or Purchaser waives compliance with the provisions of this Section 7.3(d), the Seller or Seller Parent or its Affiliates, as the case may be, will furnish only that portion of the Confidential Information that is legally required.

(e)                                  If Seller or the Seller Parent breaches, or threatens to commit a breach of, any of the provisions of this Section 7.3, Purchaser shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to Purchaser under law or in equity:

(i)                                     the right and remedy to have such provision specifically enforced by any court having jurisdiction, including the right to injunctive relief (without posting a bond or other security), it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to Purchaser and that money damages may not provide an adequate remedy to Purchaser; and

(ii)                                  the right and remedy to recover from Seller all monetary damages suffered by Purchaser as the result of any acts or omissions constituting a breach of this Section 7.3.

(f)                                   Seller and Seller Parent each acknowledge that the restrictions contained in this Section 7.3 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. The parties hereto agree that the covenants set forth in this Section 7.3 shall be enforced to the fullest extent permitted by applicable Laws and Regulations. In the event that any covenant contained in this Section 7.3 should ever be deemed by a court to exceed the time, geographic, product or service or other limitations permitted by applicable Laws and Regulations in the governing jurisdiction, then such court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Laws and Regulations. The covenants contained in this Section 7.3 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 7.4                     Creditors; Liens.  The Seller shall pay and be responsible for the timely satisfaction of any and all Non-Assumed Liabilities.

Section 7.5                     Tax Cooperation; Allocation of Taxes.

(a)                                 All personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between the

Seller and the Purchaser as of the Closing Date based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period. The Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period and the Purchaser shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. To the extent that the Seller or the Purchaser has paid for the other party’s portion of the Apportioned Obligations, the Seller shall reimburse the Purchaser within thirty (30) days after a written request by the Purchaser is delivered to the Seller for the Seller’s portion of the Apportioned Obligations and the Purchaser shall reimburse the Seller within thirty (30) days after a written request by the Seller has been delivered to the Purchaser for the Purchaser’s portion of the Apportioned Obligations.

(b)                                 Any transfer, documentary, sales, use or other Taxes assessed upon or with respect to the transfer of the Purchased Assets to Purchaser and any recording or filing fees with respect thereto shall be paid by Seller, and Seller shall promptly reimburse Purchaser for any such amounts paid by Purchaser.

(c)                                  Prior to the Closing Date, Seller shall provide Purchaser with a clearance certificate or similar document(s) which may be required by any Governmental Entity in order to relieve Purchaser of (i) any obligation to withhold any portion of the Purchase Price and (ii) any liability for Taxes (determined without regard to the provisions of this Agreement assigning responsibility therefor) for which relief is available by reason of the filing of an appropriate certificate.

(d)                                 Purchaser and Seller shall file all Tax Returns consistent with the Allocation Statement and shall not make any inconsistent written statements or take any inconsistent position on any Tax Return, in any refund claim, during the course of any U.S. Internal Revenue Service (“IRS”) audit or other Tax audit, for any financial or regulatory purpose, in any litigation or investigation or otherwise. Each party shall notify the other party if it receives notice that the IRS or other Governmental Entity proposes any allocation different than that set forth in the Allocation Statement. No later than ten (10) days prior to the filing of their respective Form 8594s relating to the transactions contemplated by this Agreement, each party shall deliver to the other party a copy of its Form 8594.

Section 7.6                     Warranty Claims; Maintenance.

(a)                                 Seller acknowledges and agrees that, after the Closing Date it will comply, in the ordinary course of business consistent with past practice by the Seller, with the terms and conditions of all product warranties relating to the Business and sold by the Seller prior to the Closing, including, but not limited to, warranties for replacement and/or repair of any such products and will fully perform and comply with all maintenance, monitoring and other service requirements of Excluded Contracts.

(b)                                 Purchaser hereby acknowledges and consents to Seller’s direct and indirect (through subcontracting or otherwise) performance of replacement and/or repair work pursuant to product warranties relating to the Business entered into by Seller prior to the Closing Date.

Provided that Purchaser has the applicable inventory in stock, Purchaser shall, at a price based on Purchaser’s costs, fill Seller’s reasonable orders to purchase products and/or parts of the Business that are necessary to Seller’s performance of its pre-Closing product warranty obligations related to the Business. Purchaser shall, at a price based on Purchaser’s costs and subject to availability of personnel, provide consulting services relating to the Single Axis Tracker Business to Seller (or Seller’s designated third party warranty support provider) in response to Seller’s reasonable requests that are necessary to Seller’s performance of its pre-Closing product warranty obligations related to the Single Axis Tracker Business, provided however, that (1) Purchaser may, in its reasonable discretion, provide such services pursuant to terms and conditions reasonably satisfactory to Purchaser set forth on a separate side letter or purchase order and (2) Seller shall indemnify and hold harmless Purchaser for any claims or liability relating to the provision of such consulting services, except for claims or liability resulting from Purchaser’s intentional misconduct or bad faith.

(c)                                  Notwithstanding Seller’s acknowledgement that it is responsible for all warranty and maintenance requirements pursuant to this Section 7.6, if at any time Purchaser incurs any costs in connection with Seller’s obligations hereunder, then, Seller shall reimburse the Purchaser for its reasonable out of pocket costs incurred to satisfy any such product warranty claims that are the responsibility of Seller in accordance with this Section 7.6. The Purchaser shall provide the Seller, on a monthly basis, if applicable, with a schedule and reasonable supporting documentation specifying the costs incurred by the Purchaser to satisfy any such product warranty claims. The Seller shall pay such costs within ten (10) business days following delivery of such schedule and the required documentation.

(d)                                     Immediately following the Closing, Seller shall deliver the letters contemplated by Section 3.5(r) to all Persons to which Seller owes maintenance or warranty obligations.

Section 7.7                     Transition Matters.

After the Closing Date:

(a)                                 The Seller shall promptly transfer and deliver to the Purchaser without set-off any cash or other property, if any, that the Seller may receive related to the Purchased Assets.

(b)                                 The Purchaser shall promptly transfer and deliver to the Seller without set-off any cash or other property, if any, that the Purchaser may receive related to the Excluded Assets.

Section 7.8                     Additional Inventory.  Purchaser shall acquire the Inventory located at Atkore International and/or its subsidiaries and P4Q (collectively, the “Opel Vendors”) referenced in the applicable purchase orders attached hereto at Exhibit 7.8 without additional Purchase Price provided that Purchaser is able to negotiate agreements with the Opel Vendors on terms and conditions mutually acceptable to Purchaser and the Opel Vendors, in Purchaser’s sole discretion.

Section 7.9                     Know-How Transfer and Access.  After the Closing, Seller and Seller Parent shall make reasonable efforts to make its employees available to Purchaser to transfer know-how relating to the Intellectual Property to Purchaser for a period of one (1) year following the Closing.

Section 7.10              Insurance.  Until such time as all of Seller’s maintenance and warranty obligations expire with respect to the Single Axis Tracker Business, the Seller shall maintain insurance covering (a) each Person currently covered by the Seller’s “directors and officers” and executive shield insurance policies, and (b) general liability and personal injury, with respect to matters or circumstances occurring at or prior to the Closing Date. Seller shall maintain the coverage levels of such policies at reasonable and customary levels. Seller shall, within thirty (30) days of Closing, add Purchaser as an additional insured for each such policy, entitled to receive thirty (30) days prior notice of all material changes to or cancellations of such policies. Until such time as Seller’s insurer agrees to notify Purchaser of all material changes to such policies, Seller shall provide Purchaser with thirty (30) days advance written notice of all material changes to such policies. The cost of such insurance policies shall be borne by the Seller. In the event a direct or indirect change of control of Seller or any consolidation, merger, dissolution or other similar sale event involving Seller occurs, Seller shall purchase tail insurance, on terms and conditions reasonably acceptable to Purchaser, covering each of the aforementioned policies through the end of all maintenance and warranty obligation periods.

ARTICLE 8

Indemnification

Section 8.1                     Indemnification by the Purchaser Indemnitors.  The Purchaser Indemnitors shall jointly and severally indemnify Purchaser (including its officers, employees, directors, shareholders, agents, attorneys and representatives) against and hold them harmless from any and all losses, liabilities, obligations, damages, diminutions in value deficiencies, actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including reasonable attorneys’ fees and costs of investigation (“Losses”) which such persons may suffer or incur by reason of:

(a)                                 any Non-Assumed Liability or any Excluded Asset, including the Plainville Agreement and the Aquarion Agreement;

(b)                                 breaches of or inaccuracies in the representations and warranties made by the Seller or the Seller Parent in this Agreement;

(c)                                  breaches by the Seller or Seller Parent of any obligation, agreement or covenant made herein, in the Side Letter or in connection with the transactions contemplated hereby for the benefit of Purchaser;

(d)                                 warranty, product liability, general liability or maintenance claims with respect to any products of the Business manufactured or sold by the Seller prior to the Closing Date, regardless of whether such claims were made before or are made after the Closing Date;

(e)                                  any claims by creditors for goods or services provided prior to the Closing Date;

(f)                                   any Liabilities incurred by Purchaser arising out of or based upon any releases of Hazardous Substances in, on, under or emanating from or onto the Premises prior to the Closing Date, or otherwise existing at the Premises prior to the Closing Date;

(g)                                  any Liabilities associated with the Seller’s failure to (y) comply with any applicable bulk sales laws or regulations or (z) obtain any Tax lien waivers from any applicable jurisdiction;

(h)                                 any and all obligations for Taxes attributable to a Pre-Closing Tax Period (including any Taxes that arise as a result of the transactions contemplated by this Agreement);

(i)                                     any Liabilities based upon, resulting from or arising out of the business, operations, properties, assets or obligations of Seller or any of its Affiliates conducted, existing or arising on or prior to the Closing Date (including, but not limited to, Liabilities for any failure of Seller to comply with any of the requirements of the WARN Act or similar Laws and Regulations); or

(j)                                    any Liabilities associated with items 2 and 3 of Schedule 4.6 (Undisclosed Liabilities), items 2, 3 and 4 listed on Schedule 4.12 (Litigation), Schedule 4.16 (Employment Arrangements; Organized Labor) and Schedule 4.17 (Product Warranties; Maintenance).

Section 8.2                     Indemnification by Purchaser.  Purchaser shall indemnify the Seller (including the Seller’s officers, employees, directors, shareholders, agents, attorneys and representatives) against and hold the Seller harmless from any and all Losses which the Seller may suffer or incur by reason of (i) breaches of or inaccuracies in the representations and warranties made by Purchaser in this Agreement; or (ii) breaches by Purchaser of any obligation, agreement or covenant made herein by Purchaser or in connection with the transactions contemplated hereby for the benefit of the Seller.

Section 8.3                     Survival of Representations and Warranties.  All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Schedules, the supplements to the Disclosure Schedules, and any certificate, document, or other writing delivered pursuant to this Agreement will survive the Closing and the consummation and performance of the transactions contemplated by this Agreement. No indemnification claim shall be made based on any breach of a representation or warranty in this Agreement more than eighteen (18) months after the Closing Date (the “Survival Period”), except with respect to: (i) the representations and warranties contained in Sections 4.9(b)—(f) (Environmental Laws) and 4.14 (Taxes) and any covenants contained in this Agreement with respect to Taxes, which shall survive until thirty (30) days following the expiration of the applicable statute of limitation (including any extension thereof); and (ii) Sections 4.2 and 6.2 (Authorization of Agreement), 4.3, first sentence (Title to Certain Purchased Assets), 4.4 and 6.3 (No Conflicts), 4.5 (Capitalization), 4.6 (Undisclosed Liabilities), 4.7 (Solvency) and 4.18 (Brokers), which shall survive indefinitely. The Purchaser Indemnitors’ indemnification obligations with respect to fraud, intentional misrepresentations, and Sections 8.1(a) and (c) through (i) shall survive indefinitely (collectively and together with the matters set forth in the first sentence of this Section, the “Special Matters”).

Section 8.4                     Notice of Claims.  A party seeking indemnity hereunder (the “Indemnitee”) will give, prior to the expiration of the Survival Period, the party from whom indemnity is sought hereunder (the “Indemnitor”) prompt written notice (hereinafter, the “Indemnification Notice”) of any demands, claims, actions or causes of action (collectively, “Claims”) asserted against the Indemnitee. An Indemnitee shall deliver to the Indemnitor any such Indemnification Notice promptly after receipt by the Indemnitee of notice of the circumstances giving rise to a claim for indemnification under this Agreement. An Indemnitee’s failure to give such timely notice or to furnish the Indemnitor with any relevant data and documents in connection with any Claim shall not constitute a defence (in whole or in part) for any Claim for indemnification by such party, except and only to the extent that such failure shall result in a material prejudice to the Indemnitor.

Section 8.5                     Conditions of Indemnification of Third Party Claims.  The obligations and liabilities of an Indemnitor under Section 8.1 or 8.2, as applicable, with respect to Losses resulting from Claims by persons not a party to this Agreement shall be subject to the following terms and conditions:

(a)                                 Promptly after delivery of an Indemnification Notice in respect of a Claim and subject to paragraph (b) of this Section 8.5, the Indemnitor may elect, by written notice to the Indemnitee within ten (10) days of an Indemnification Notice, to undertake the investigation and defense thereof with counsel reasonably satisfactory to the Indemnitee, at the sole cost and expense of the Indemnitor. If the Indemnitor chooses to defend any Claim, the Indemnitee shall cooperate with all reasonable requests of the Indemnitor and shall make reasonably available to the Indemnitor any books, records or other non-confidential documents within its control that are required for such defense.

(b)                                 In the event that the Indemnitor, within ten (10) days after receipt of an Indemnification Notice, does not so elect to defend such Claim, the Indemnitee will have the right to undertake the investigation and defense, of such Claim at the expense of the Indemnitor. The Indemnitee shall not settle or compromise any Claim, or consent to the entry of a judgment, whether or not the Indemnitor shall elect to defend such Claim, without the written consent of the Indemnitor.

Section 8.6                     Limitation on Indemnity.  No Indemnitor shall have any liability for indemnification pursuant to Section 8.1(b) of this Article VIII, unless or until the aggregate amount of Losses hereunder exceeds Twenty-Five Thousand Dollars ($25,000) (the “Basket”) and the maximum liability of the Purchaser Indemnitors for claims pursuant to Sections 8.1(b) shall not exceed $500,000. Notwithstanding the preceding, the Basket shall not apply and indemnification obligations under this Article VIII shall be unlimited in the event that Purchaser suffers Losses relating to or arising out of Special Matters and Losses relating to Taxes.

Section 8.7                     Payment and Settlement of Amounts Due.

(a)                                 Subject to Section 8.6, the amount of any Loss due from the Purchaser Indemnitors pursuant to any of the provisions of this Article VIII, together with any costs to which Purchaser may be entitled under the provisions hereof, if any, shall be paid in cash to

Purchaser by the Purchaser Indemnitors within thirty (30) days after the parties hereto have reached a mutual agreement, a court has rendered a final judgment or an arbitration panel has issued a final award.

(b)                                 Subject to Section 8.6, the amount of any Loss due from Purchaser, pursuant to any of the provisions of this Article VIII, together with the costs to which the Seller may be entitled under the provisions hereof, if any, shall be paid in cash to the Seller by Purchaser within thirty (30) days after the parties hereto have reached a mutual agreement, a court has rendered a final judgment or an arbitration panel has issued a final award.

(c)                                  The parties hereto agree that should an party not make full payment of any such obligations within such thirty (30) day period, any amount payable shall accrue interest from and including the date of agreement of the indemnifying party or final, non-appealable adjudication to and including the date such payment has been made at a rate per annum equal to 10% or the highest interest rate permitted by applicable Laws and Regulations, if lower. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed, without compounding..

Section 8.8                     Assignment of Claims.  Indemnitee shall assign to Indemnitor, for its use and benefit, any and all defenses, claims, causes of action and demands of whatever kind and nature which Indemnitee may have against any person, firm, corporation or entity which relate to the matter giving rise to a Loss for which indemnity is sought. Indemnitee agrees to reasonably cooperate in any efforts by Indemnitor to recover such Loss from any person, firm, corporation or entity.

Section 8.9                     Method of Calculating Losses.  In determining the amount of any Losses with respect to a breach of a representation or warranty, “materiality” and “Material Adverse Effect” qualifiers contained in any representation or warranty shall be disregarded. The right to indemnification, payment of Losses, or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement on the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation warranty, or other performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Losses, or other remedy based upon a breach of such representations, warranties, covenants and obligations.

Section 8.10              Tax Treatment of Indemnification Payments.  Purchaser and Seller agree to treat any indemnification payment made pursuant to this Agreement as an adjustment to Purchase Price for all Tax purposes, unless otherwise required by applicable Law

ARTICLE 9

Miscellaneous

Section 9.1                     Expenses.  Each party hereto will pay its own expenses, including the expenses of any broker and their respective legal and accounting representatives, in connection with the negotiation, execution and performance of this Agreement (the “Transaction Expenses”).

Section 9.2                     Amendment to Agreement.  Any provision of this Agreement may be amended or waived if, but only if such amendment is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The rights and remedies provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 9.3                     Assignability.  The Seller shall not assign this Agreement or any of its rights or benefits hereunder. Purchaser may assign any and all of its rights hereunder without restriction, including assignment of any of the Purchased Assets to an Affiliate of Purchaser, a person or entity which acquires the Purchased Assets from the Purchaser, a successor in interest, or an acquirer of substantially all of the assets of the Purchaser; provided that the Purchaser shall remain liable for all of its obligations hereunder.

Section 9.4                     Entire Agreement.  This instrument and the schedules referred to herein and the Side Letter contain the entire agreement of the parties hereto with respect to the purchase of the Purchased Assets and the other transactions contemplated herein, and supersede all prior agreements and understandings with regard to the subject matter hereof, and any reference herein to this Agreement shall be deemed to include the schedules hereto.

Section 9.5                     Headings.  The table of contents and descriptive headings in this Agreement and on the Schedules are inserted for convenience only and do not constitute a part of this Agreement.

Section 9.6                     Notices.  Any notice required or permitted hereunder shall be in writing and shall be sufficiently given if personally delivered, delivered by facsimile telephone transmission (upon electronic confirmation of transmission), electronic mail, delivered by express delivery service (such as Federal Express), or mailed first class U.S. mail, postage prepaid, addressed as follows:

If to Purchaser:

c/o Northern States Metals

Tracker Acquisition, Inc.

3207 Innovation Place

Youngstown, Ohio 44509

Attn: Paul Cusson, President

Email: pcus@extrusions.com

Fax: (330) 799-2074

with a copy to each of (which shall not constitute notice):

Northern States Metals

3207 Innovation Place

Youngstown, Ohio 44509

Attn: Tom Meola, President

Email: tmeo@extrusions.com

Fax: (330) 799-2074

and

Edwards Wildman Palmer LLP

20 Church Street

Hartford, CT 06103

Attention: James Lotstein

Email: jlotstein@edwardswildman.com

Facsimile No.: (888) 325-9032

If to Seller:

Opel Solar, Inc.

P.O. Box #555

22 Quail Run Road

Storrs-Mansfield, CT 06268

Attention:

Email:

Facsimile:

with a copy to (which shall not constitute notice):

Pierce Atwood LLP

100 Summer Street

Suite 2250

Boston, MA 02110

Attn: Timothy C. Maguire, Esq.

Email: tmaguire@pierceatwood.com

Facsimile: (617) 824-2020

(or to such other address as any party shall specify by written notice so given), and shall be deemed to have been delivered as of the date so delivered or three (3) days after mailing.

Section 9.7                     Severability.  In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

Section 9.8                     Governing Law.  This Agreement (including any claim or controversy arising out of or relating to this Agreement) shall be governed by and construed in accordance with the laws of the State of Connecticut, without regard to conflict of law principles that would result in the application of any law other than the laws of the State of Connecticut.

Section 9.9                     Submission to Jurisdiction; Waiver.  Each Party irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another Party hereto or its successors or assigns shall be brought and determined in the courts of the State of Connecticut or the United States Federal Courts located in Connecticut, and each Party hereby irrevocably submits with regard to any action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.10              Waiver Of Jury Trial.  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.10.

Section 9.11              Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12              Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. Transmission of a copy of an executed counterpart of this Agreement or copy of an executed signature page by facsimile, e-mail or other authenticated means of electronic or digital transmission shall be deemed to be delivery of the originally executed counterpart for all purposes, and shall have the same legal effect as delivery of an original signed counterpart of this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. In proving this Agreement, a party must produce or account only for an executed counterpart (or facsimile, digital or electronic copy thereof) of the party to be charged.

Section 9.13              Disclosure Schedules.  Notwithstanding Purchaser’s assistance in the preparation of the Disclosure Schedules of Seller attached hereto, Seller hereby acknowledges that the truth, accuracy and completeness of the Disclosure Schedules of Seller attached hereto are the sole, complete and final responsibility of Seller.

Section 9.14              No Third-party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.15              Interpretation.  For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 9.16              Termination of Agreement.  This Agreement may be terminated prior to the Closing pursuant to the terms of the Side Letter.

[Signatures on following page]

IN WITNESS WHEREOF, the parties, intending to be bound hereby, have executed this Asset Purchase Agreement as an instrument under seal as of the date first written above.

PURCHASER:

TRACKER ACQUISITION, INC.

By:	/s/ Paul R. Cusson
Name:	Paul R. Cusson
Title:	President

SELLER:

OPEL SOLAR, INC.

By:	/s/ Leon M. Pierhal
Name:	Leon M. Pierhal
Title:	President and CEO

SELLER PARENT:

OPEL TECHNOLOGIES INC.

By:	/s/ Leon M. Pierhal
Name:	Leon M. Pierhal
Title:	President and CEO

Schedules and Exhibits

Schedule 1.1	Knowledge Persons
Schedule 1.2	Accounts Payable List
Schedule 2.1(a)	Purchased Inventory
Schedule 2.1(b)	Purchased Contracts
Schedule 2.1(d)	Purchased Intellectual Property
Schedule 2.1(g)	Purchased Equipment
Schedule 2.2(g)	Other Excluded Assets
Schedule 2.3	Assumed Liabilities
Schedule 4.6	Undisclosed Liabilities
Schedule 4.10(a)(i)	Registered and Certain Non-Registered IP
Schedule 4.10(a)(ii)	IP Agreements
Schedule 4.10(b)	Intellectual Property Rights Exceptions
Schedule 4.10(b)(iv)	Unpaid Maintenance or Renewal Fees
Schedule 4.10(b)(ix)	IP Disputes
Schedule 4.11	Consents
Schedule 4.12	Litigation
Schedule 4.13	Contracts
Schedule 4.13(b)	Breach or Event of Default of Contract
Schedule 4.15(a)	Insurance Policies
Schedule 4.15(b)	Open and Pending Insurance Claims
Schedule 4.16	Employment Arrangements; Organized Labor
Schedule 4.17	Product Warranties; Maintenance
Schedule 4.19	Transactions with Affiliates
Schedule 7.3 (d)	Confidential Information with Retained Use and Disclosure Rights

Exhibit 7.8	Vendor Inventory